UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D
                        (Amendment No.1)

  Under the Securities Exchange Act of 1934

   LARSON-DAVIS INCORPORATED
                        (Name of Issuer)

     Common Stock, Par Value $.0001 Per Share
                 (Title of Class of Securities)

                          517310 10 8
   (CUSIP Number of Class of Securities)
                                   Copy to:

Naomi Bodner                       Michael B. Solovay, Esq.
16 Grosser Lane                    Solovay Marshall & Edlin, P.C.
Monsey, New York 10952    845 Third Avenue
                                             New York, New York  10022
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                         August 2, 1995
                 (Date of Event which Requires
                   Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)
(3) or (4), check the following:
                                                    ___
                                                  /___ /

Check the following box if a fee is being paid with this Statement:
                                                    ___
                                                  /    /

                        Page 1 of 4 Pages
                    There are not any exhibits
_____________________________________________________________________
CUSIP No. 517310 10 8              13D            Page 2 of 4 Pages
_____________________________________________________________________
(1)  NAMES OF REPORTING PERSONS  S.S. OR I.R.S. IDENTIFICATION NOS. OF
ABOVE PERSONS       Naomi Bodner
______________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP:
                                               ___
                                        (a) /_ _ /
                                              ___
                                        (b) /    /
______________________________________________________________________________
(3)  SEC USE ONLY
______________________________________________________________________________
(4)  SOURCE OF FUNDS*  PF
______________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or  2(e)
                                             ___
                                            /    /
______________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION    U.S.
______________________________________________________________________________
                              :  (7)    SOLE VOTING POWER
                              :                   349,708
                              :_____________________________
NUMBER OF SHARES BENEFICIALLY :  (8)    SHARED VOTING POWER
OWNED BY EACH REPORTING       :                   349,708
PERSON WITH                   :_____________________________
                              :  (9)    SOLE DISPOSITIVE POWER
                              :                   349,708
                              :______________________________
                              : (10)    SHARED DISPOSITIVE POWER
                              :                   349,708
          ____________________:______________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           349,708
______________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES*                              ___
                                            /___ /
_____________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    5.05%
_____________________________________________________________________________
(14) TYPE OF REPORTING PERSON*    IN
_____________________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

          This Amendment No. 1 amends and supplements the statement on Schedule 13D (the"Schedule 13D") relating to the common stock, par value $.001 per share ("Common Stock"), of Larson-Davis Incorporated, a Nevada corporation (the "Company") and filed with the Securities and Exchange Commission on behalf of Mrs. Naomi Bodner. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          On August 2, 1995, Mrs. Bodner sold 100,000 shares of the Common Stock for $3-13/16 per share. On August 3, 1995, Mrs. Bodner sold 48,077 shares of the Common Stock for $3-7/8 per share. On August 10, 1995, Mrs. Bodner sold
(a) 15,000 shares of the Common Stock for $5-15/16 per share and (b) 18,000 shares for $5.9175 per share. On August 14, 1995, Mrs. Bodner exercised each of the First Warrants and thereby acquired 200,104 shares of the Common
Stock. On August 15, 1995, Mrs. Bodner sold 17,500 shares of the Common Stock for $6.00 per share. All such sales were made by broker transactions.

          According to the Company's Form 10-QSB for the quarterly period ended March 31, 1995, as of May 10, 1995, the Company had 6,518,469 shares of Common Stock outstanding. As a result of the sale of (a) 148,077 shares of the Common Stock on August 2 and 3, 1995 and (b) 50,500 shares of the Common
Stock on August 10 and 15, 1995, Mrs. Bodner is the beneficial owner of 349,708 shares of Common Stock or 5.05% of the Company's Common Stock outstanding, which include 149,604 shares of the Common Stock and 200,104 shares of the Common Stock issuable upon the exercise of the Second Warrants owned by Mrs. Bodner. Mrs. Bodner has the sole power to vote and to dispose of such Common Stock.

                        Page 3 of 4 Pages

                            SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 1995

                                   /s/ Naomi Bodner
                                   Name:  Naomi Bodner


                        Page 4 of 4 Pages